SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kraft Foods Inc.

(Name of Issuer)

Class A common stock, no par value per share

(Title of Class of Securities)

50075N104

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50075N104

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Altria Group, Inc. (formerly known as Philip Morris Companies Inc.) I.R.S. Identification No.: 13-3260245

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N.A.
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,456,600,990(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,456,600,990(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,456,600,990(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 84.2%(1)

12.	Type of Reporting Person (See Instructions) CO

(1) See response to Item 4.

This filing amends the Schedule 13G dated February 12, 2002 to reflect the Reporting Person’s name change and to update the Reporting Person’s shares beneficially owned as of December 31, 2002.  The Schedule 13G is hereby amended and restated in its entirety as follows:

Item 1.
	(a)	Name of Issuer Kraft Foods Inc., a Virginia corporation.
	(b)	Address of Issuer's Principal Executive Office Three Lakes Drive, Northfield, Illinois 60093

Item 2.
	(a)	Name of Person Filing This statement is being filed by Altria Group, Inc. (“Altria”). On January 27, 2003, Philip Morris Companies Inc. changed its name to Altria Group, Inc.
	(b)	Address of Principal Business Office or, if none, Residence The address of Altria’s principal business office is 120 Park Avenue, New York, New York 10017.
	(c)	Citizenship Altria is a Virginia corporation.
	(d)	Title of Class of Securities Class A common stock, no par value per share.
	(e)	CUSIP Number 50075N104.

Item 3.	This Statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).
Item 4.	Ownership

Altria owns 276,600,990 shares of Class A common stock, and 1,180,000,000 shares of Class B common stock of the Issuer.  The Issuer’s Class A common stock has one vote per share, while the Issuer’s Class B common stock has ten votes per share.  Each share of Class B common stock of the Issuer is convertible into one share of Class A common stock (i) while held by Altria or any of its subsidiaries (excluding the Issuer) at the option of the holder and (ii) upon certain automatic conversion events.

Altria has granted to employees of Altria and its subsidiaries (other than the Issuer) options to purchase 1,600,990 shares and stock appreciation rights with respect to 14,530 shares of the Issuer’s Class A common stock.

Pursuant to a corporate agreement entered into between Altria and the Issuer, Altria has a continuing option to purchase additional shares of the Issuer’s Class A common stock.  Altria may exercise the option simultaneously with the issuance of any equity security of the Issuer, only to the extent necessary to permit Altria to maintain its then-existing percentage ownership of the Issuer’s common stock.

(a)	Amount beneficially owned: 1,456,600,990.
(b)	Percent of class:	84.2% of the total outstanding shares; 97.8% of the total voting power.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,456,600,990.
(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of: 1,456,600,990.
(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003	ALTRIA GROUP, INC.

	By:	/s/ G. PENN HOLSENBECK
		Name:	G. Penn Holsenbeck
		Title:	Vice President, Associate
General Counsel and Corporate
Secretary